Exhibit 99.1
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)
OVERSEAS REGULATORY ANNOUNCEMENT
THIRD QUARTERLY REPORT OF 2010
In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue the First Quarterly and Third Quarterly Reports.
The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Accounting Standards.
This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
1.	IMPORTANT NOTICE

1.1	The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	All Directors of the Company attended the meeting of the Board of Directors.

1.3	The third quarterly financial statements of the Company have not been audited.

1.4	Mr. Xu Xiaoming, Chairman of the Board of Directors of the Company, Mr. Shen Yi, General Manager and Director, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, head of Finance Department hereby declare that the authenticity and completeness of the financial statements contained in the quarterly report are warranted.

2.	BASIC INFORMATION OF THE COMPANY

2.1	Principal accounting data and financial indicators
Unit: RMB

			Increase/decrease
			compared to
	At the end of this	At the end of	the end of
	reporting period	last year	last year (%)
Total assets	30,109,470,939	29,357,419,542	2.56
Shareholders’ equity (excluded minority interests)	23,853,439,336	23,178,809,345	2.91
Net assets per share attributable to shareholders of listed company (RMB per share)	3.37	3.27	3.06

	From the beginning of the
	year to the end of the	Increase/
	reporting period	decrease compared to the
	(January to September)	same period last year (%)
Net cash flow from operating activities	2,576,186,168	23.16
Net cash flow from operating activities per share (RMB per share)	0.364	23.39

		From the beginning
		of the year to the	Increase/ decrease
		end of the	compared to
		reporting period	the same period
	Reporting period	(January to	last year (%) (July
	(July to September)	September)	to September)
Net profit attributable to shareholders of listed company	549,701,049	1,241,312,951	31.96
Basic earnings per share (RMB per share)	0.078	0.175	32.20
Basic earnings per share after extraordinary gain or loss (RMB per share)	0.081	0.178	37.29
Diluted earnings per share (RMB per share)	0.078	0.175	32.20
Weighted average return rate on net assets (%)	2.33	5.26	0.49% Increase
Weighted average return rate on net assets after extraordinary gain or loss (%)	2.42	5.35	0.57% Increase

Extraordinary gain or loss	Amounts from the beginning of the year
items	to the end of the reporting period (January to September)
(1) Loss on disposal of non-current assets	20,221,843
(2) Income from government grants	(3,058,114)
(3) Other non-operating income and expenses, net	2,989,109
(4) Effect of income tax on extraordinary gain or loss	1,066,143
Total	21,218,981
2.2	TOTAL NUMBER OF SHAREHOLDERS AND TOP TEN SHAREHOLDERS HOLDING SHARES WITHOUT RESTRICTIONS ON SALES AT THE END OF THE REPORTING PERIOD
Unit: Share

Total number of shareholders at the end of the reporting period (Number)	471,949 (471,399 holders of A shares and 550 holders of H shares).
Top ten circulating shareholders holding shares without restrictions on sales

	Number of
	circulating shares
	held without
	restrictions on sales
	at the end of the	Class of
Name of shareholders (Full name)	period	shares
Guangzhou Railway (Group) Company	2,629,451,300	A shares
HKSCC NOMINEES LIMITED (Note)	1,388,012,831	H shares
Taiyuan Iron & Steel (Group) Company Ltd.	39,917,285	A shares
CSIC Finance Co., Ltd.	20,000,000	A shares
BOC — Jiashi Hushen 300 Index Investment Fund	17,891,871	A shares
China Life Insurance Company Limited — Dividend — Individual Dividend — 005L — FH002 Shanghai	17,451,255	A shares
ICBC — Huaxia Hushen 300 Index Investment Fund	15,000,000	A shares
AU SING KUNG	10,250,000	H shares
ICBC — Kaiyuan Stock Investment Fund	10,000,000	A shares
PICC Property and Casualty Company Limited — Traditional — General Insurance Products — 008C — CT001 Shanghai	10,000,000	A shares

Note:	1,388,012,831 H shares of the Company, representing 96.98% of the H share capital in issue of the Company, were held by HKSCC NOMINEES LIMITED on behalf of its various clients.

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for the changes
☑ Applicable   ☐ Not applicable

Balance		30 September	31 December	%
sheet item	Item	2010	2009	Change	Reasons for change
(1)	Bank balances and cash	3,161,464,549	1,629,650,944	94.00	Mainly due to the growth in revenue, the increase in revenue from transportation business received in cash and the increase in interest payable.
(2)	Prepayments	43,342,402	28,350,769	52.88	Mainly due to the increase in prepayment for maintenance materials for rail lines.
(3)	Other receivables	72,084,191	43,992,255	63.86	Mainly due to the increase in loans, advances and facilities.
(4)	Construction-in-progress	864,155,894	662,182,918	30.50	Mainly due to the increased balance of commenced but not yet completed projects compared to the beginning of the year.
(5)	Project Prepayment	81,271,187	60,134,281	35.15	Mainly due to the increase in construction projects.
(6)	Long-term fees to be amortized	6,929,292	9,907,341	(30.06)	Mainly due to the amortization of long-term fees to be amortized.
(7)	Interests payable	132,627,226	6,889,726	1825.00	Mainly due to the unpaid interest on the annual year-end interest on bonds payable for January to September this year.

		For the	For the
		nine months	nine months
		ended	ended
Statement of		30 September	30 September	%
profit item	Item	2010	2009	Change	Reasons for change
(1)	Finance costs	107,694,103	162,903,540	(33.89)	Mainly due to the decrease in interest expense resulting from the replacement of long-term borrowings by medium-term notes.
(2)	Impairment loss on assets	(1,904,309)	2,284,370	—	Mainly due to the recovery of provision for bad debts made in prior years in the current period.

		For the	For the
		nine months	nine months
		ended	ended
Statement of		30 September	30 September	%
profit item	Item	2010	2009	Change	Reasons for change
(3)	Investment gains	5,358,962	3,970,751	34.96	Mainly due to the increased dividend received from Shenzhen Capital Company compared to last year and the improved operating status of Tiecheng Company.
(4)	Profit or loss from investment in associates	1,506,212	1,084,631	38.87	Mainly due to the improved operating status of Tiecheng Company compared to last year.
(5)	Non-operating expenses	25,217,786	7,335,352	243.78	Mainly due to the centralized disposal of a group of retired fixed assets in the current period.
(6)	Loss on disposal of non-current assets	20,733,828	960,488	2058.68	Mainly due to the centralized disposal of a group of retired fixed assets in the current period.
(7)	Income tax expenses	357,414,420	252,322,231	41.65	Mainly due to the growth in gross profit and the increase of income tax rate in Shenzhen from 20% to 22% .
(8)	Profit or loss of minority interests	(623,235)	(981,042)	(36.47)	Mainly due to the decrease in operating loss of subsidiaries compared to last year.
3.2	Progress and impact of significant events and analysis and explanation for the solutions
☐ Applicable   ☑ Not applicable
3.3	Status of fulfillment of commitments undertaken by the Company, shareholders and actual controller
☑ Applicable   ☐ Not applicable
(1)	Guangzhou Railway (Group) Company, the largest shareholder of the Company, undertook that: A. Guangzhou Railway (Group) Company and any of its members will not engage, directly or indirectly, in any business activities that may in any way compete with the railway transportation and related businesses of the Company within the service territory of the Company; B. Guangzhou Railway (Group) Company will minimize the number of connected transactions in its operational dealings with the Company. For necessary connected transactions, Guangzhou Railway (Group) Company will enter into such transactions in an open, equitable and fair manner without abusing its position as major shareholder and committing acts detrimental to the interests of the Company.

(2)	The National Council for Social Security Fund, a shareholder holding shares with restrictions on sales of the Company, undertook that in respect of the 274,789,700 shares of the Company (subject to transfer) transferred by Guangzhou Railway (Group) Company, the National Council for Social Security Fund extend the lock-up period by another three years following the expiry of Guangzhou Railway (Group) Company’s original statutory and voluntary lock-up period as committed (i.e. holding of shares until 22 December 2012) in accordance with the relevant requirements.
During the reporting period, the above-mentioned commitment was fulfilled, and there was no breach of commitments.
3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period last year
☐ Applicable   ☑ Not applicable
3.5	Implementation of cash dividend policy during the reporting period
☑ Applicable   ☐ Not applicable
On 22 June 2010, the Company held the Annual General Meeting of 2009, at which the resolution in relation to proposed profit distribution was reviewed and passed. The plan proposed payment of a cash dividend of RMB0.8 (including tax) for every ten shares to all shareholders based on the total share capital of 7,083,537,000 shares at the end of 2009, totaling RMB566,682,960. The final dividend was distributed to the shareholders on 21 July 2010.
Guangshen Railway Company Limited
Legal Representative: Xu Xiaoming
27 October 2010

4. APPENDIX
4.1 Combined and Company Balance Sheet
30 September 2010

Prepared by: Guangshen Railway Company Limited	Unit: RMB

	Combined		Company
	30 September	31 December	30 September	31 December
	2010	2009	2010	2009
Assets	(unaudited)	(audited)	(unaudited)	(audited)
Current assets:
Bank balances and cash	3,161,464,549	1,629,650,944	3,114,717,352	1,602,619,116
Trade receivables	371,982,147	483,218,027	368,687,217	481,287,553
Prepayments	43,342,402	28,350,769	43,197,888	28,245,929
Interest receivable	8,905,838	—	8,762,338	—
Dividends receivable	—	—	—	5,384,592
Other receivables	72,084,191	43,992,255	97,743,398	62,107,723
Inventories	261,935,476	231,110,626	257,876,187	228,371,516
Total current assets	3,919,714,603	2,416,322,621	3,890,984,380	2,408,016,429
Non-current assets:
Long-term receivables	38,898,519	44,229,191	38,898,519	44,229,191
Long-term equity investments	174,878,987	173,372,774	253,435,101	251,928,889
Fixed assets	24,081,969,165	25,030,105,425	23,997,960,109	24,948,393,711
Construction-in-progress	864,155,894	662,182,918	864,155,894	660,022,918
Project prepayment	81,271,187	60,134,281	81,271,187	60,134,281
Intangible assets	569,895,205	582,603,062	536,806,333	548,774,204
Goodwill	281,254,606	281,254,606	281,254,606	281,254,606
Long-term fees to be amortized	6,929,292	9,907,341	6,779,113	9,705,523
Deferred income tax assets	90,503,481	97,307,323	89,401,228	95,950,743
Total non-current assets	26,189,756,336	26,941,096,921	26,149,962,090	26,900,394,066
Total assets	30,109,470,939	29,357,419,542	30,040,946,470	29,308,410,495
Chairman of the Board of Directors: Xu Xiaoming General Manager and Director: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.1 Combined and Company Balance Sheet (Continued)
30 September 2010

Prepared by: Guangshen Railway Company Limited	Unit: RMB

	Combined		Company
	30 September	31 December	30 September	31 December
Liabilities and	2010	2009	2010	2009
Shareholders’ equity	(unaudited)	(audited)	(unaudited)	(audited)
Current liabilities:
Trade payables	1,442,410,612	1,466,007,353	1,434,566,075	1,461,607,787
Receipts in advance	60,437,732	61,933,678	59,415,178	60,126,433
Staff remuneration payable	263,280,663	305,869,667	256,513,687	295,813,085
Tax payable	294,768,274	268,799,029	290,418,888	263,535,884
Interests payable	132,627,226	6,889,726	132,627,226	6,889,726
Dividends payable	81,811	45,077	81,811	45,077
Other payables	440,683,687	450,427,015	476,515,026	494,704,588
Total current liabilities	2,634,290,005	2,559,971,545	2,650,137,891	2,582,722,580
Non-current liabilities:
Bonds payable	3,470,445,565	3,465,801,271	3,470,445,565	3,465,801,271
Other non-current liabilities	96,202,024	97,120,137	96,202,024	97,120,137
Total non-current liabilities	3,566,647,589	3,562,921,408	3,566,647,589	3,562,921,408
Total liabilities	6,200,937,594	6,122,892,953	6,216,785,480	6,145,643,988
Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000	7,083,537,000	7,083,537,000
Capital reserves	11,564,580,548	11,564,580,548	11,564,461,609	11,564,461,609
Surplus reserves	1,932,130,511	1,932,130,511	1,932,130,511	1,932,130,511
Retained earnings	3,273,191,277	2,598,561,286	3,244,031,870	2,582,637,387
Total equity attributable to shareholders of the parent	23,853,439,336	23,178,809,345	23,824,160,990	23,162,766,507
Minority interests	55,094,009	55,717,244	—	—
Total shareholders’ equity	23,908,533,345	23,234,526,589	23,824,160,990	23,162,766,507
Total liabilities and shareholders’ equity	30,109,470,939	29,357,419,542	30,040,946,470	29,308,410,495
Chairman of the Board of Directors: Xu Xiaoming General Manager and Director: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.2 Combined and Company Statement of Profit
January to September 2010

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: RMB

	Combined		Company
	January to	January to	January to	January to
Item	September 2010	September 2009	September 2010	September 2009
I. Revenues from operation	9,878,222,944	9,017,572,709	9,713,490,661	8,894,402,301
Less: Operating costs	7,259,676,158	6,770,723,225	7,158,517,988	6,699,679,439
Operating tax and additionals	237,553,936	211,514,758	231,329,045	206,891,844
Sales costs	—	765,501	—	—
Management expenses	662,305,044	612,130,617	621,937,094	578,161,313
Finance costs	107,694,103	162,903,540	108,061,191	163,370,680
Impairment loss on assets	(1,904,309)	2,284,370	(1,904,231)	770,291
Add: Investment gains	5,358,962	3,970,751	5,767,152	4,031,588
Include: Gains from investment in associates	1,506,212	1,084,631	1,506,212	1,084,631
II. Operating profit	1,618,256,974	1,261,221,449	1,601,316,726	1,249,560,322
Add: Non-operating income	5,064,948	5,301,010	4,771,325	5,290,248
Less: Non-operating expenses	25,217,786	7,335,352	25,207,725	7,323,794
Include: Loss on disposal of non-current assets	20,733,828	960,488	20,727,511	953,401
III. Gross profit	1,598,104,136	1,259,187,107	1,580,880,326	1,247,526,776
Less: Income tax expenses	357,414,420	252,322,231	352,802,883	248,855,268
IV. Net profit	1,240,689,716	1,006,864,876	1,228,077,443	998,671,508
Net profit attributable to shareholders of the parent	1,241,312,951	1,007,845,918	1,228,077,443	998,671,508
Profit or loss of minority shareholders	(623,235)	(981,042)	—	—
V. Earnings per share
(1) Basic earnings per share	0.175	0.14	N/A	N/A
(2) Diluted earnings per share	0.175	0.14	N/A	N/A
VI. Other comprehensive income	—	—	—	—
VII. Total comprehensive income	1,240,689,716	1,006,864,876	1,228,077,443	998,671,508
Total comprehensive income attributable to shareholders of the parent	1,241,312,951	1,007,845,918	1,228,077,443	998,671,508
Total comprehensive income attributable to minority shareholders	(623,235)	(981,042)	—	—
Chairman of the Board of Directors: Xu Xiaoming General Manager and Director: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.2 Combined and Company Statement of Profit (Continued)
July to September 2010

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: RMB

	Combined		Company
	July to September	July to September	July to September	July to September
Item	2010	2009	2010	2009
I. Revenues from operation	3,568,678,707	3,159,688,328	3,503,332,157	3,114,528,988
Less: Operating costs	2,488,276,904	2,289,429,964	2,450,010,582	2,261,851,643
Operating tax and additionals	87,519,418	74,000,633	84,983,473	72,302,865
Sales costs	—	239,957	—	—
Management expenses	230,732,869	221,224,038	216,671,510	209,127,512
Finance costs	36,386,695	53,106,871	36,493,359	53,347,689
Impairment loss on assets	(78)	(70,095)	—	(6,655)
Add: Investment gains	4,147,469	368,796	4,147,469	368,796
Include: Gains from investment in associates	294,719	368,796	294,719	368,796
II. Operating profit	729,910,368	522,125,756	719,320,702	518,274,730
Add: Non-operating income	1,567,476	2,168,072	1,526,645	2,157,989
Less: Non-operating expenses	22,487,473	3,775,056	22,482,203	3,767,159
Include: Loss on disposal of non-current assets	20,465,691	231,708	20,461,897	224,621
III. Gross profit	708,990,371	520,518,772	698,365,144	516,665,560
Less: Income tax expenses	159,052,538	104,161,253	157,561,443	103,370,108
IV. Net profit	549,937,833	416,357,519	540,803,701	413,295,452
Net profit attributable to shareholders of the parent	549,701,049	416,554,735	540,803,701	413,295,452
Profit or loss of minority shareholders	236,784	(197,216)	—	—
V. Earnings per share
(1) Basic earnings per share	0.078	0.06	N/A	N/A
(2) Diluted earnings per share	0.078	0.06	N/A	N/A
VI. Other comprehensive income	—	—	—	—
VII. Total comprehensive income	549,937,833	416,357,519	540,803,701	413,295,452
Total comprehensive income attributable to shareholders of the parent	549,701,049	416,554,735	540,803,701	413,295,452
Total comprehensive income attributable to minority shareholders	236,784	(197,216)	—	—
Chairman of the Board of Directors: Xu Xiaoming General Manager and Director: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.3 Combined and Company Cash Flow Statement
January to September 2010

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: RMB

	Combined		Company
	January to September	January to September	January to September	January to September
Item	2010	2009	2010	2009
I. Cash flow from operating activities
Cash received from sales of goods or rendering of services	9,074,395,401	7,031,303,862	8,922,687,142	6,911,190,317
Other cash received relating to operating activities	113,498,017	235,122,196	109,564,961	246,440,302
Sub-total of cash inflow from operating activities	9,187,893,418	7,266,426,058	9,032,252,103	7,157,630,619
Cash paid for goods and services	3,853,583,034	2,708,769,258	3,794,151,030	2,653,447,220
Cash paid to and on behalf of employees	1,990,984,694	1,771,230,100	1,950,856,391	1,737,054,148
Tax paid	607,855,734	461,140,793	592,555,377	448,862,597
Other cash paid relating to operating activities	159,283,788	233,610,810	153,864,657	228,401,706
Sub-total of cash outflow from operating activities	6,611,707,250	5,174,750,961	6,491,427,455	5,067,765,671
Net cash flow from operating activities	2,576,186,168	2,091,675,097	2,540,824,648	2,089,864,948
II. Cash flow from investing activities
Cash received from investment gains	3,852,750	3,000,000	9,645,532	8,206,423
Net cash received from disposal of fixed assets	357,652	4,044,367	336,703	26,333
Other cash received relating to investing activities	1,418,160,412	—	1,412,101,012	—
Sub-total of cash inflow from investing activities	1,422,370,814	7,044,367	1,422,083,247	8,232,756
Cash paid for purchase or construction of fixed assets and other long-term assets	518,356,176	995,783,566	508,618,547	992,692,734
Other cash paid relating to investing activities	2,837,000,000	6,046,501	2,830,000,000	46,501
Sub-total of cash outflow from investing activities	3,355,356,176	1,001,830,067	3,338,618,547	992,739,235
Net cash flow from investing activities	(1,932,985,362)	(994,785,700)	(1,916,535,300)	(984,506,479)

4.3 Combined and Company Cash Flow Statement(Continued)
January to September 2010

	Combined		Company
	January to September	January to September	January to September	January to September
Item	2010	2009	2010	2009
III. Cash flow from financing activities
Cash paid for repayment of debts	—	10,000,000	—	10,000,000
Cash paid for distribution of dividends or profits or repayment of interests	534,787,201	481,294,199	534,591,112	481,020,025
Other cash paid relating to financing activities	7,600,000	—	7,600,000	—
Sub-total of cash outflow from financing activities	542,387,201	491,294,199	542,191,112	491,020,025
Net cash flow from financing activities	(542,387,201)	(491,294,199)	(542,191,112)	(491,020,025)
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	(15,083)	—	(15,083)
V. Net increase in cash and cash equivalents	100,813,605	605,580,115	82,098,236	614,323,361
Add: Balance of cash and cash equivalents at the beginning of the period	1,115,650,944	1,560,951,957	1,102,619,116	1,540,157,915
VI. Balance of cash and cash equivalents at the end of the period	1,216,464,549	2,166,532,072	1,184,717,352	2,154,481,276
Chairman of the Board of Directors: Xu Xiaoming General Manager and Director: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng
4.4 Audit report
     ☐ Applicable   ☑ Not applicable